Exhibit 99.1

PV Nano Cell enters Memorandum of Understanding with Printed Circuit
Boards Manufacturer to Use PV Nano Inks for the Mass Production of
Printed Circuit Boards

MIGDAL HA’EMEK, ISRAEL (October 15, 2015) – PV Nano Cell, an innovative producer of single-crystal nanometric conductive digital inks, today announced that it has signed a Memorandum of Understanding (MOU) with a leading manufacturer of printed circuit boards (PCBs) pursuant to which PV Nano will provide, and the manufacturer will exclusively use, PV Nano Cell’s Sicrys™ portfolio of conductive inks for the mass production of PCBs. The parties believe this arrangement will constitute the first commercial mass production of PCBs using a digital conductive inkjet printing process. The MOU anticipates that such printer will be provided by PV Nano Cell at its cost, and PV Nano Cell is in discussions with several manufacturers to purchase such a printer. PV Nano Cell will provide its inks for no charge for the first three months of production under the MOU. Thereafter, the manufacturer will pay for the ink based upon an agreed upon pricing structure.

“Partnering with a an impressive and established leader in PCB manufacturing with a proven track record is not only a natural fit for us but also provides us with the foundation we need to continue to expand into this market said Fernando de la Vega, Ph.D., founder and CEO of PV Nano Cell. “Our Sicrys™ family of conductive inks deliver enhanced performance characterized by a unique combination of low cost, high conductivity, long shelf-life and robust printing, placing them well ahead of competing products.”

About PV Nano Cell

PV Nano Cell has developed innovative conductive inks for use in solar photovoltaics (PV) and printed electronics (PE) applications. PV Nano Cell’s Sicrys™ is a single-crystal, nano-metric silver conductive ink delivering enhanced performance. Sicrys™ is also available in copper-based form, delivering all of the product’s properties and advantages with improved cost efficiency. Sicrys™ silver conductive inks are used internationally in a range of inkjet printing applications including photovoltaics, printed circuit boards, antennas, RFID tags, sensors, smart cards, touchscreens and advanced packaging. For more information, please visit PVNanoCell.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “anticipate,” “expect” and “will” are intended to identify forward-looking statements.  Readers are cautioned that certain important factors may affect PV Nano Cell’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect PV Nano Cell’s results include, but are not limited to, PV Nano Cell’s ability to secure, purchase and finance the acquisition of a suitable digital conductive inkjet printer to satisfy its obligations under the MOU, the fact that either party is permitted to terminate the MOU at any time for any reason, PV Nano Cell’s ability to raise additional capital to finance its operations (whether through public or private equity offerings, debt financings, strategic collaborations or otherwise); risks relating to market demand for PCBs manufactured using a digital conductive inkjet printing process; risks relating to competition from other PCB manufacturers and manufacturing processes; and the additional risk factors described in PV Nano Cell’s filings with the U.S. Securities and Exchange Commission, including its Registration Statement on Form S-1 (Registration No. 333- 206723).

Media Contact:

Michael Simmons

michael@antennagroup.com

714-504-7932

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